Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Health Care REIT, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and units and to the incorporation by reference therein of our reports dated February 20, 2015, with respect to the consolidated financial statements and schedules of Health Care REIT, Inc., and the effectiveness of internal control over financial reporting of Health Care REIT, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toledo, Ohio

April 29, 2015